Exhibit 99.5

Chapter E:

Quarterly report on the effectiveness of internal control over financial reporting and disclosure for the period ended

June 30, 2019

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

1.	Report of internal control over financial reporting and disclosure:

Quarterly report on the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 38C(a) of the Periodic and Immediate Reports Regulations, 1970:

Management, under the supervision of the Board of Directors of Bezeq - The Israel Telecommunication Corp Limited, (“the Company”), is responsible for establishing and maintaining appropriate internal control over financial reporting and disclosure in the Company.

For this matter, the members of Management are:

1.	Dudu Mizrahi, CEO

2.	Ehud Mezuman, VP Human Resources Division

3.	Udi Atar, VP Private Division

4.	Eyal Kamil, VP Operations and Logistics Division

5.	Izak Ben Eliezer, VP Technologies and Network Division

6.	Amir Nachlieli, Legal Counsel

7.	Erez Hasdai, VP Regulation and Economics

8.	Guy Hadass, VP Corporate Communications

9.	Yali Rothenberg, CFO Bezeq Group

10.	Yaacov Paz, VP Business Division

11.	Keren Laizerovitz, VP Marketing & Innovation Division

In addition to the said members of Management, the following serve in the Group’s headquarters

1.	Yehuda Porat, Head of Security Unit

2.	Lior Segal, Internal Auditor

3.	Shelly Bainhoren, Group Corporate Secretary and Internal Compliance Officer

Internal control over financial reporting and disclosure includes controls and procedures in the Company, which were planned by the CEO and the most senior financial officer, or under their supervision, or by whoever fulfills those functions in practice, under the supervision of the Board of Directors of the Company, and were designed to provide reasonable assurance as to the reliability of the financial reporting and the preparation of the reports in accordance with the provisions of the law, and to ensure that information that the Company is required to disclose in the reports it publishes in accordance with the provisions of the law is collected, processed, summarized and reported on the date and in the format laid down in law.

Internal control includes controls and procedures planned to ensure that the information that the Company is required to disclose as aforesaid, is accumulated and forwarded to the Management of the Company, including to the CEO and the most senior financial officer or to whoever fulfills those functions in practice, in order to enable decisions to be made at the appropriate time in relation to the disclosure requirements.

Due to its structural limitations, the internal control over financial reporting and disclosure is not intended to provide absolute assurance that misstatement or omission of information from the reports will be prevented or will be detected.

In the quarterly report on the effectiveness of internal control over financial reporting and disclosure that was attached to the Periodic Report for the period ended March 31, 2019 (“the Last Quarterly Report on Internal Control”), the internal control was found to be effective.

Up until the reporting date no event or matter was brought to the attention of the Board and Management that would change the assessment of the effectiveness of the internal control as produced in the Last Quarterly Report on Internal Control; it should be noted that on August 23, 2019 the Company received the opinion of the senior management of the Israel Securities Authority concerning the propriety of the accounting treatment applied by the Company to recognition of the tax asset. For further information, see section 2.14 of the Chapter on the Description of Company Operations.

At the reporting date, based on the assessment of the effectiveness of internal control in the Last Quarterly Report on Internal Control, the internal control is effective.

Concerning the investigations of the Israel Securities Authority and the Israel Police see section 1.1.5 of the Chapter, Description of Company Operations in the 2018 Periodic Report and the Company’s Immediate Reports referred to in that section. The Company does not have complete information about the Investigations, their content, nor the material and evidence in the possession of the statutory authorities on this matter. Accordingly, the Company is unable to assess the effects of the investigations, their findings and their effect on the Company and on the financial statements and on the estimates used in the preparation of these financial statements, if any. Once the constraints on carrying out reviews and controls related to issues that arose in the Investigations are lifted, the review of all matters related to subjects that arose during those Investigations will be completed as required.

2.	Declaration of Executives:

A.	Declaration of the CEO in accordance with Regulation 38C(d)(1) of the Israel Securities Regulations (Periodic and Immediate Reports), 1970:

I, Dudu Mizrahi, declare that:

1.	I have reviewed the quarterly report of Bezeq - The Israel Telecommunication Corp Limited, (“the Company”) for the second quarter of 2019 (“the Reports”).

2.	To the best of my knowledge, the reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the reporting period.

3.	To the best of my knowledge, the financial statements and other financial information in the Reports fairly present in all material respects, the financial condition, results of operations and cash flows of the Company as of the dates and for the periods presented in the Reports.

4.	I have disclosed the following to the auditor of the Company, to the Company’s Board of Directors, and to the Audit and the Financial Statements Committees of the Board of Directors of the Company, based on my most recent evaluation of internal control over financial reporting and disclosure:

A.	All the significant deficiencies and material weaknesses in the design or operation of the internal control over financial reporting and disclosure which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, in a way that could cast doubt on the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law;

B.	Any fraud, whether or not material, that involves the CEO or anyone directly subordinate to the CEO, or which involve other employees who have a significant role in the Company’s internal control over financial reporting and disclosure

5.	I, alone or together with others in the Company:

A.	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under my supervision, designed to ensure that material information relating to the Company, including its subsidiaries as defined in the Israel Securities Regulations (Annual Financial Statements), 2010 is brought to my knowledge by others in the Company and in the subsidiaries, particularly during the period of preparation of the Reports.

B.	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under my supervision, designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law, including in accordance with accepted accounting principles.

C.	No event or matter that occurred in the period between the date of the last report (quarterly or periodic, as applicable) and this reporting date was reported to me that would change the conclusions of the Board of Directors and Management concerning the effectiveness of internal controls over the Company’s financial reporting and disclosure.

Nothing in the foregoing shall derogate from my responsibility or that of anyone else in law.

Date: August 28, 2019

Dudu Mizrahi, CEO;

B.	Declaration of the CFO of the Company and the Group in accordance with Regulation 38C(d)(2) of the Israel Securities Regulations (Periodic and Immediate Reports), 1970:

I, Yali Rothenberg, declare that:

1.	I have reviewed the interim financial statements and other financial information included in the reports for the interim period of Bezeq - The Israel Telecommunication Corp Limited, (“the Company”) for the second quarter of 2019 (“the Reports” or “the Reports for the Interim Period”).

2.	To the best of my knowledge, the interim financial statements and other financial information included in the Reports for the Interim Period do not include any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports.

3.	To the best of my knowledge, the interim financial statements and other financial information in the Reports for the Interim Period fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company as of, and for, the dates and periods presented in the Reports:

4.	I have disclosed the following to the auditor of the Company, to the Company’s Board of Directors, and to the Audit and the Financial Statements Committees of the Board of Directors of the Company, based on my most recent evaluation of the internal control over financial reporting and disclosure:

A.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as they refer to the interim financial statements and other financial information included in the Reports for the Interim Period, which are reasonably likely to adversely affect the Company’s ability to record, process, summarize or report financial information in a way that could cast doubt on the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law

B.	Any fraud, whether or not material, that involves the CEO, or anyone directly subordinate to the CEO, or which involve other employees who have a significant role in the Company’s internal control over financial reporting and disclosure

5.	I, alone or together with others in the Company:

A.	Established controls and procedures, or ensured the establishment and maintaining of controls and procedures under our supervision, designed to ensure that material information relating to the Company, including its subsidiaries as defined in the Israel Securities Regulations (Annual Financial Statements), 2010, is brought to my knowledge by others in the Company and in the subsidiaries, particularly during the period of preparation of the Reports

B.	Established controls and procedures or ensured the establishment and maintaining of controls and procedures under my supervision, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with the provisions of the law, including in accordance with accepted accounting principles

C.	No event or matter that occurred in the period between the date of the last report (quarterly or periodic, as applicable) and this reporting date was reported to me in respect of the interim financial statements and to any other financial information included the Reports for the Interim Period, that would change in my opinion the conclusions of the Board and Management concerning the effectiveness of the internal control over the Company’s financial reporting and disclosure.

Nothing in the foregoing shall derogate from my responsibility or that of anyone else in law.

Date: August 28, 2019

Yali Rothenberg, CFO Bezeq Group

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